Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com Email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2023 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2023	2022	2022	2023	2022
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	37,441	38,318	32,276	146,767	121,641
Other income, net	671	769	637	2,701	2,295
Total Income	38,112	39,087	32,913	149,468	123,936
Expenses
Employee benefit expenses	20,311	20,272	16,658	78,359	63,986
Cost of technical sub-contractors	3,116	3,343	3,588	14,062	12,606
Travel expenses	426	360	309	1,525	827
Cost of software packages and others	2,886	3,085	2,268	10,902	6,811
Communication expenses	171	183	170	713	611
Consultancy and professional charges	387	401	521	1,684	1,885
Depreciation and amortisation expenses	1,121	1,125	890	4,225	3,476
Finance cost	82	80	50	284	200
Other expenses	1,146	1,307	916	4,392	3,424
Total expenses	29,646	30,156	25,370	116,146	93,826
Profit before tax	8,466	8,931	7,543	33,322	30,110
Tax expense:
Current tax	2,260	2,195	1,825	9,287	7,811
Deferred tax	72	150	23	(73)	153
Profit for the period	6,134	6,586	5,695	24,108	22,146

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	25	29	(13)	8	(85)
Equity instruments through other comprehensive income, net	(15)	1	55	(7)	96

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	36	(57)	(12)	(7)	(8)
Exchange differences on translation of foreign operations	61	676	137	776	228
Fair value changes on investments, net	42	48	(65)	(256)	(49)
Total other comprehensive income/(loss), net of tax	149	697	102	514	182

Total comprehensive income for the period	6,283	7,283	5,797	24,622	22,328

Profit attributable to:
Owners of the company	6,128	6,586	5,686	24,095	22,110
Non-controlling interests	6	–	9	13	36
	6,134	6,586	5,695	24,108	22,146

Total comprehensive income attributable to:
Owners of the company	6,276	7,268	5,787	24,598	22,293
Non-controlling interests	7	15	10	24	35
	6,283	7,283	5,797	24,622	22,328

Paid up share capital (par value 5/- each, fully paid)	2,069	2,086	2,098	2,069	2,098
Other equity *#	73,338	73,252	73,252	73,338	73,252
Earnings per equity share (par value 5/- each)**
Basic ()	14.79	15.72	13.56	57.63	52.52
Diluted ()	14.77	15.70	13.54	57.54	52.41

*	Balances for the quarter ended December 31, 2022 represent balances as per the audited Balance Sheet for the year ended March 31, 2022 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended March 31, 2023, quarter ended December 31, 2022 and quarter ended March 31, 2022.

#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a) The audited interim consolidated financial statements for the quarter and year ended March 31, 2023 have been taken on record by the Board of Directors at its meeting held on April 13, 2023. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Buyback of equity shares

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on December 7, 2022 and was completed on February 13, 2023. During this buyback period the Company had purchased and extinguished a total of 60,426,348 equity shares from the stock exchange at a volume weighted average buyback price of 1,539.06/- per equity share comprising 1.44% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 9,300 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013. In accordance with section 69 of the Companies Act, 2013, as at March 31, 2023, the Company has created ‘Capital Redemption Reserve’ of 30 crore equal to the nominal value of the shares bought back as an appropriation from general reserve and retained earnings.

c) Board and Management changes

Board changes

i)	The Board appointed D. Sundaram as the Lead Independent Director of the Company, effective March 23, 2023 based on the recommendation of the Nomination and Remuneration Committee.

ii)	Kiran Mazumdar-Shaw retired as Lead Independent Director of the Company effective March 22, 2023 upon completion of her tenure. The Board placed on record its appreciation for Ms. Shaw's invaluable contribution, guidance, and strategic vision, that has helped the Company build and execute a resilient growth strategy.

iii)	The Board took note of Uri Levine’s retirement effective April 19, 2023 upon completion of his term. Uri Levine was appointed as an independent director for a period of three years from April 20, 2020 to April 19, 2023. The Board placed on record its appreciation for his contributions to the Company.

Other management changes

i)	Shaji Mathew is appointed as the Group Head of Human Resources effective March 22, 2023

ii)	Krishnamurthy Shankar retired as the Group Head of Human Resources effective March 21, 2023. The Board placed on record its appreciation for the services rendered by him.
iii)	Mohit Joshi, President resigned from the Company. He is on leave from March 11, 2023 and will stay on leave till the last date with the Company i.e June 09, 2023. The Board placed on record its appreciation for the services rendered by him.

d) Update on employee stock grants

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved :

i)	The following annual grants to Salil Parekh, CEO and MD as per his employment agreement approved by shareholders:
a)	The grant of annual performance-based stock incentives (Annual Performance Equity Grant) of Restricted Stock Units (RSU's) amounting to 34.75 crore for the financial year 2024 under the 2015 Stock Incentive Compensation Plan (2015 plan). These RSUs will vest 12 months from the date of grant subject to achievement of performance targets as determined by the Board. `

b)	The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSU's covering Company’s equity shares having a market value of 2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain environment, social and governance milestones as determined by the Board.

c)	The grant of annual performance-based stock incentives (Annual performance Equity TSR grant) in the form of RSU's covering Company’s equity shares having a market value of 5 crore as on the date of the grant under the 2015 Plan, which shall vest after March 31, 2025 subject to the Company’s performance on cumulative relative TSR over the years and as determined by the Board.

d)	The grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan.

The above RSUs will be granted w.e.f May 2, 2023 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2023.

ii)	The annual performance-based grant of RSUs amounting to 0.87 crore for the financial year 2024 under the 2015 plan to a Key Managerial Personnel (KMP). These RSUs will vest in line with the current employment agreement based on the achievement of certain performance targets. The RSUs will be granted w.e.f May 2, 2023 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2023.

iii)	The grant of 4,500 one time RSUs to two eligible employees under the 2015 plan w.e.f May 2, 2023. These RSUs will vest over a period of three to four years.

2. Information on dividends for the quarter and year ended March 31, 2023

For financial year 2023, the Board recommended a final dividend of 17.50/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 28, 2023. The record date for the purpose of the payment of final dividend is June 2, 2023. The dividend will be paid on July 3, 2023. For the financial year ended 2022, the Company declared a final dividend of 16/- per equity share.

The Board of Directors declared an interim dividend of 16.50/- (par value 5/- each) per equity share. The record date for the payment was October 28, 2022 and the same was paid on November 10, 2022. The interim dividend declared in the previous year was 15/- per equity share

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2023	2022	2022	2023	2022
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	16.50	15.00
Final dividend	17.50	–	16.00	17.50	16.00

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	March 31, 2023	March 31, 2022
ASSETS
Non-current assets
Property, plant and equipment	13,346	13,075
Right of use assets	6,882	4,823
Capital work-in-progress	288	416
Goodwill	7,248	6,195
Other Intangible assets	1,749	1,707
Financial assets
Investments	12,569	13,651
Loans	39	34
Other financial assets	2,798	1,460
Deferred tax assets (net)	1,245	1,212
Income tax assets (net)	6,453	6,098
Other non-current assets	2,318	2,029
Total non-current assets	54,935	50,700

Current assets
Financial assets
Investments	6,909	6,673
Trade receivables	25,424	22,698
Cash and cash equivalents	12,173	17,472
Loans	289	248
Other financial assets	11,604	8,727
Income tax assets (net)	6	54
Other current assets	14,476	11,313
Total current assets	70,881	67,185
Total Assets	125,816	117,885

EQUITY AND LIABILITIES
Equity
Equity share capital	2,069	2,098
Other equity	73,338	73,252
Total equity attributable to equity holders of the Company	75,407	75,350
Non-controlling interests	388	386
Total equity	75,795	75,736

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	7,057	4,602
Other financial liabilities	2,058	2,337
Deferred tax liabilities (net)	1,220	1,156
Other non-current liabilities	500	451
Total non-current liabilities	10,835	8,546

Current liabilities
Financial liabilities
Lease liabilities	1,242	872
Trade payables	3,865	4,134
Other financial liabilities	18,558	15,837
Other Current Liabilities	10,830	9,178
Provisions	1,307	975
Income tax liabilities (net)	3,384	2,607
Total current liabilities	39,186	33,603
Total equity and liabilities	125,816	117,885

The disclosure is an extract of the audited Consolidated Balance Sheet as at March 31, 2023 and March 31, 2022 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Year ended March 31,
	2023	2022
Cash flow from operating activities
Profit for the year	24,108	22,146
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	9,214	7,964
Depreciation and amortization	4,225	3,476
Interest and dividend income	(1,817)	(1,645)
Finance cost	284	200
Impairment loss recognized / (reversed) under expected credit loss model	283	170
Exchange differences on translation of assets and liabilities, net	161	119
Stock compensation expense	519	415
Other adjustments	628	76
Changes in assets and liabilities
Trade receivables and unbilled revenue	(7,076)	(7,937)
Loans, other financial assets and other assets	(3,108)	(1,914)
Trade payables	(279)	1,489
Other financial liabilities, other liabilities and provisions	4,119	6,938
Cash generated from operations	31,261	31,497
Income taxes paid	(8,794)	(7,612)
Net cash generated by operating activities	22,467	23,885
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles	(2,579)	(2,161)
Deposits placed with corporation	(996)	(906)
Redemption of deposits placed with Corporation	762	753
Interest and dividend received	1,525	1,898
Payment towards acquisition of business, net of cash acquired	(910)	-
Payment of contingent consideration pertaining to acquisition of business	(60)	(53)
Escrow and other deposits pertaining to Buyback	(483)	(420)
Redemption of escrow and other deposits pertaining to Buyback	483	420
Other receipts	71	67
Other payments	–	(22)
Payments to acquire Investments
Tax free bonds and government bonds	(27)	–
Liquid mutual fund units	(70,631)	(54,064)
Target maturity fund	(400)	–
Certificates of deposit	(10,348)	(4,184)
Commercial paper	(3,003)	–
Non convertible debentures	(249)	(1,609)
Government securities	(1,569)	(4,254)
Others	(20)	(24)
Proceeds on sale of Investments
Tax free bonds and government bonds	221	20
Liquid mutual fund units	71,851	53,669
Certificates of deposit	10,404	787
Commercial paper	2,298	–
Non-convertible debentures	470	2,201
Government securities	1,882	1,457
Equity and preference securities	99	–
Others	–	9
Net cash (used in) / from investing activities	(1,209)	(6,416)
Cash flows from financing activities:
Payment of lease liabilities	(1,231)	(915)
Payment of dividends	(13,631)	(12,652)
Payment of dividend to non-controlling interest of subsidiary	(22)	(79)
Shares issued on exercise of employee stock options	35	21
Payment towards purchase of non-controlling interest	–	(2)
Other receipts	132	236
Other payments	(479)	(126)
Buyback of equity shares including transaction cost and tax on buyback	(11,499)	(11,125)
Net cash used in financing activities	(26,695)	(24,642)
Net increase / (decrease) in cash and cash equivalents	(5,437)	(7,173)
Effect of exchange rate changes on cash and cash equivalents	138	(69)
Cash and cash equivalents at the beginning of the period	17,472	24,714
Cash and cash equivalents at the end of the period	12,173	17,472
Supplementary information:
Restricted cash balance	362	471

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the year ended March 31, 2023 and March 31, 2022 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2023	2022	2022	2023	2022
Revenue by business segment
Financial Services (1)	10,818	11,235	10,096	43,763	38,902
Retail (2)	5,537	5,480	4,617	21,204	17,734
Communication (3)	4,411	4,710	4,132	18,086	15,182
Energy, Utilities, Resources and Services	4,825	4,957	3,872	18,539	14,484
Manufacturing	5,078	5,099	3,816	19,035	13,336
Hi-Tech	2,989	3,095	2,649	11,867	10,036
Life Sciences (4)	2,681	2,695	2,140	10,085	8,517
All other segments (5)	1,102	1,047	954	4,188	3,450
Total	37,441	38,318	32,276	146,767	121,641
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	37,441	38,318	32,276	146,767	121,641
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,600	2,678	2,578	10,843	10,314
Retail (2)	1,634	1,646	1,516	6,396	6,130
Communication (3)	958	1,042	884	3,759	3,372
Energy, Utilities , Resources and Services	1,302	1,457	1,111	5,155	4,225
Manufacturing	902	1,035	426	3,113	2,408
Hi-Tech	750	813	672	2,959	2,495
Life Sciences (4)	705	684	583	2,566	2,380
All other segments (5)	147	12	76	339	167
Total	8,998	9,367	7,846	35,130	31,491
Less: Other Unallocable expenditure	1,121	1,125	890	4,225	3,476
Add: Unallocable other income	671	769	637	2,701	2,295
Less: Finance cost	82	80	50	284	200
Profit before tax and non-controlling interests	8,466	8,931	7,543	33,322	30,110

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2023	2022	2022	2023	2022
Revenue from operations	30,531	32,389	27,426	124,014	103,940
Profit before tax	7,957	8,295	6,908	31,643	28,495
Profit for the period	5,904	6,210	5,177	23,268	21,235

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board
for Infosys Limited

Bengaluru, India April 13, 2023	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2023, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2023	2022	2022	2023	2022
	Audited	Audited	Audited	Audited	Audited
Revenues	4,554	4,659	4,280	18,212	16,311
Cost of sales	3,164	3,230	2,955	12,709	10,996
Gross profit	1,390	1,429	1,325	5,503	5,315
Operating expenses	433	428	405	1,678	1,560
Operating profit	957	1,001	920	3,825	3,755
Other income, net	82	94	84	335	308
Finance cost	10	10	6	35	27
Profit before income taxes	1,029	1,085	998	4,125	4,036
Income tax expense	284	285	245	1,142	1,068
Net profit	745	800	753	2,983	2,968
Earnings per equity share *
Basic	0.18	0.19	0.18	0.71	0.70
Diluted	0.18	0.19	0.18	0.71	0.70
Total assets	15,312	15,226	15,555	15,312	15,555
Cash and cash equivalents and current investments	2,322	2,456	3,185	2,322	3,185

*	EPS is not annualized for the quarter ended March 31, 2023, quarter ended December 31, 2022 and quarter ended March 31, 2022.

This Release contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our capital allocation policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.